

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Yan Ping Sheng
Chief Executive Officer
JJY Holding Group
528 Pudong South Road, 16th Floor
Shanghai, 200120, China

> **Re: JJY Holding Group**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed August 16, 2022**
> **File No. 000-56343**

Dear Mr. Sheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2022 letter.

Amendment No. 4 to Registration Statement on Form 10-12G filed August 16, 2022

Introductory Comment, page 1

1. We note your reference to "[i]dentify areas of shortage in the agricultural trade industry" in the disclosure added in response to prior comment 4 regarding the HFCAA. Please remove this disclosure or advise.

General

2. We note that you and the majority of your officers and directors are located in China. Please include risk factor disclosure that addresses how this fact could impact your ability to complete an acquisition. For instance, discuss the risk to investors that you may not be able to complete an acquisition with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign

Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an acquisition may be limited.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rhonda Keaveny